                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             AMENDMENT NO. 3 TO
                                SCHEDULE 13D

                 Under The Securities Exchange Act of 1934

                   INTERNATIONAL BANCSHARES CORPORATION
--------------------------------------------------------------------------------
                             (Name of Issuer)


                       Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 459044 103
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                               (CUSIP Number)


                              Cary Plotkin Kavy
                           Cox & Smith Incorporated
                           112 E. Pecan, Suite 1800
                           San Antonio, Texas  78205
                                (210) 554-5500
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number
                       of Person authorized to Receive
                          Notices and Communications)


                                 May 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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CUSIP No. 459044 103

1.  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons:

    Alicia M. Sanchez
    ---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

    (See Instructions) (a) ______     (b) ___X____

3.  SEC Use Only
                 --------------------------------------------------------------

4.  Source of Funds (See Instructions)                   N/A
                                       ----------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ---------------------------------------------------------------------------

6.  Citizenship or Place of Organization             United States
                                         --------------------------------------

                                       7. Sole Voting Power            856,601
                                                            -------------------
Number of Shares

Beneficially Owned by                  8. Shared Voting Power          803,633
                                                              -----------------
Each Reporting Person

With:                                  9. Sole Dispositive Power       856,601
                                                                 --------------

                                       10. Shared Dispositive Power    803,633
                                                                    -----------

11. Aggregate Amount Beneficially Owned by Each

    Reporting Person                                                 1,660,234
                                                            -------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    ---------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)          7.78%
                                                      -------------------------

14. Type of Reporting Person (See Instructions)              IN
                                               --------------------------------

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THIS AMENDMENT NO. 3 TO SCHEDULE 13D STATEMENT (THE "AMENDED STATEMENT")
RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "COMMON STOCK"), OF INTERNATIONAL BANCSHARES CORPORATION, A TEXAS CORPORATION (THE "ISSUER"), IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF THE PERSON REPORTING HEREUNDER (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

CUSIP No. 459044 103

ITEM 1.   SECURITY AND ISSUER.

    This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

    The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P. O. Drawer 1359, Laredo, Texas 78042-1359.

ITEM 2.   IDENTITY AND BACKGROUND.

    This Amended Statement is being filed on behalf of Alicia M. Sanchez ("Mrs. Sanchez"). Mrs. Sanchez is the beneficial owner of 1,660,234 shares of Common Stock of the Issuer, which shares represent 7.78% of the outstanding shares of Common Stock of the Issuer as of the date hereof.

    The address for Mrs. Sanchez is P. O. Box 2986, Laredo, Texas 78044-2986.

    Mrs. Sanchez is not employed.

    During the last five (5) years, Mrs. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Mrs. Sanchez is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No material changes.

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ITEM 4.   PURPOSE OF TRANSACTION.

    During the course of the last several months, Mrs. Sanchez and members of her family have effected various changes with respect to the control of several trusts for the benefit of various family members as well as a family limited partnership. As a result of such changes, Mrs. Sanchez has been removed as trustee of various trusts, effective May 24, 2000. A description of the resulting beneficial ownership is set forth in Item 5 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

    The Current interest of Mrs. Sanchez in the securities is described below.

                                     Common Stock       Percentage          Type of
Holder                                   Held           Ownership          Ownership
------                                   ----           ---------          ---------
Alicia M. Sanchez                        856,601          4.01%            Sole
SANTIG, Ltd.(1)                          803,633          3.77%            Co-General
                                                                           Partner

TOTAL:                                 1,660,234          7.78%

    Mrs. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by her. As co-general partner of SANTIG, Ltd., Mrs. Sanchez has shared power to vote or to direct and to dispose or to direct the disposition of the shares held by such partnership. However, Mrs. Sanchez has designated her co-general partner, Antonio R. Sanchez, Jr., as Managing General Partner, giving him the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares for so long as he maintains such position. However, Mrs. Sanchez may remove Antonio R. Sanchez, Jr. as Managing General Partner at any time. As a result of such ability to remove Mr. Sanchez, Mrs. Sanchez is designated as having shared voting and disposition power with respect to the shares held by the partnership. Alicia M. Sanchez is the mother of Antonio R. Sanchez, Jr.

    Except as described above with respect to shares held by SANTIG, Ltd., with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mrs. Sanchez.

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    The filing of this Statement shall not be construed as an admission that
Mrs. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No Material Changes.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    None.















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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2001



                                       /s/ ALICIA M. SANCHEZ
                                       -------------------------------------
                                       Alicia M. Sanchez


ATTENTION:

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

















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